SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 1) *

Anterix, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

03676C100
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 03676C100

1.	NAME OF REPORTING PERSON Lomas Capital Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,594,496 *
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,594,496 *
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,594,496 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1% **
12.	TYPE OF REPORTING PERSON OO, IA

* As of December 31, 2020.  868,391 shares, representing 4.96% of the class (see below), as of February 1, 2021.
** Based on 17,494,639 shares of Common Stock outstanding as of November 11, 2020, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on November 16, 2020.

CUSIP No. 03676C100

1.	NAME OF REPORTING PERSON Daniel Lascano
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,594,496 *
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,594,496 *
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,594,496 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1% **
12.	TYPE OF REPORTING PERSON IN, HC

* As of December 31, 2020.  868,391 shares, representing 4.96% of the class (see below), as of February 1, 2021.
** Based on 17,494,639 shares of Common Stock outstanding as of November 11, 2020, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on November 16, 2020.

CUSIP No. 03676C100

AMENDMENT NO. 1 TO SCHEDULE 13G (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on February 14, 2020 (the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

The following item of the Schedule 13G is hereby amended and restated as follows:

Item 4. Ownership
The information requested in this item is incorporated herein by reference to the cover pages to this Amendment No. 1 to Schedule 13G.
Item 4. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date of this filing the Reporting Persons have ceased to be beneficial owners of more than five percent of the Common Stock, check the following:  [X]
The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on February 1, 2021.

CUSIP No. 03676C100

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 11, 2021

LOMAS CAPITAL MANAGEMENT LLC
By: Lomas Capital Advisors, LP, its sole member

By:	/s/ Daniel Lascano
Name:	Daniel Lascano
Title:	Authorized Signatory

DANIEL LASCANO

/s/ Daniel Lascano
Daniel Lascano

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